--------------------------------------------------------------



               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549


                           Form 11-K


         Annual Report Pursuant to Section 15(d) of the
                Securities Exchange Act of 1934




For the Fiscal Year Ended                       Commission File
December 31, 1998                               Number 1-1550






              CHIQUITA SAVINGS AND INVESTMENT PLAN




             Chiquita Brands International, Inc.
                       Chiquita Center
                    250 East Fifth Street
                   Cincinnati, Ohio  45202







--------------------------------------------------------------

              CHIQUITA SAVINGS AND INVESTMENT PLAN


                            Contents
                           --------

                                                          Page(s)
                                                          ------

Report of Independent Auditors                                1
------------------------------

Audited Financial Statements
----------------------------

    Statement of Net Assets Available for
    Benefits as of December 31, 1998 and 1997                 2

    Statement of Changes in Net Assets
    Available for Benefits for the Years Ended
    December 31, 1998 and 1997                                3

    Notes to Financial Statements                        4 - 11

Supplemental Schedules
----------------------

    Schedule of Assets Held for Investment Purposes          12

    Schedule of Reportable Transactions                 13 - 14

Signature                                                    15
---------

Exhibit
-------

    Consent of Independent Auditors                   Exhibit 1

                 REPORT OF INDEPENDENT AUDITORS




The Administrative Committee of the
Chiquita Savings and Investment Plan

We have audited the accompanying statement of net assets available for benefits of the Chiquita Savings and Investment Plan as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.
An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998 and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                          /s/ ERNST & YOUNG LLP

Cincinnati, Ohio
June 18, 1999

              CHIQUITA SAVINGS AND INVESTMENT PLAN
               STATEMENT OF NET ASSETS AVAILABLE
                          FOR BENEFITS


                                          December 31,
                                   -------------------------
                                       1998         1997
                                   ------------  -----------
Investments, at fair value:
  Chiquita Brands International,
    Inc. common stock,
    $.01 par value                  $14,544,249  $22,267,539
  Putnam S&P 500 Index Fund          14,044,922           --
  Putnam New Opportunities Fund      11,985,494           --
  Putnam Stable Value Fund            6,062,770           --
  Putnam Asset Allocation:
    Balanced Portfolio                2,358,152           --
  Putnam Income Fund                  1,383,052           --
  Putnam International Growth
    Fund                                314,127           --
  Putnam Voyager Fund                   297,392           --
  The Putnam Fund for Growth
    and Income                          292,352           --
  Franklin Templeton Small Cap
    Growth Fund                         214,582           --
  Putnam Asset Allocation:
    Conservative Portfolio              153,623           --
  Putnam Asset Allocation:
    Growth Portfolio                     82,024           --
  Kaufmann Fund                              --   12,030,897
  Vanguard Index Trust 500
    Portfolio Fund                           --   10,002,703
  Morley Stable Value Fund                   --    5,940,284
  Fidelity Puritan Fund                      --    1,620,791
  Invesco Select Income Fund                 --    1,467,484
  Participant loans receivable          887,594      882,576
  Star Bank Money Fund Plus                  --        9,007
                                    -----------  -----------

    Total investments                52,620,333   54,221,281

Cash                                         --      143,740
Contributions receivable:
  Participant                            36,548      173,091
  Company                             1,853,025       53,722

Accrued investment income                    --       57,423
                                    -----------  -----------
Net assets available
  for benefits                     $ 54,509,906 $ 54,649,257
                                   ============ ============

        See accompanying notes to financial statements.

              CHIQUITA SAVINGS AND INVESTMENT PLAN
               STATEMENT OF CHANGES IN NET ASSETS
                     AVAILABLE FOR BENEFITS


                                   Year Ended December 31,
                                  -------------------------
                                      1998          1997
                                  -----------    ----------
Investment income:
  Dividends                       $ 1,369,741   $   992,453
  Interest                             84,482        74,663

Net appreciation (depreciation)
  in fair value of assets          (3,971,486)    8,474,728

Contributions:
  Participant                       3,083,608     2,926,321
  Company (net of forfeitures
    of $146,955 in 1998 and
    $87,039 in 1997)                3,032,278     3,023,985
  Rollovers                            41,657       117,764
                                  -----------    ----------
                                    3,640,280    15,609,914

Less:  Distributions to
  participants                     (3,779,631)   (4,413,603)
                                  -----------    -----------
Increase (decrease) in net
  assets available
  for benefits                       (139,351)   11,196,311

Net assets available for
 benefits:
  Beginning of the year            54,649,257    43,452,946
                                  -----------   -----------

  End of the year                $ 54,509,906  $ 54,649,257
                                  ===========   ===========


        See accompanying notes to financial statements.

              CHIQUITA SAVINGS AND INVESTMENT PLAN
                 NOTES TO FINANCIAL STATEMENTS


DESCRIPTION OF THE PLAN
-----------------------

    The following description of the Chiquita Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan
Description for a more complete description of the Plan's provisions.

General
-------

     The Plan is a defined contribution plan covering substantially all full-time and part-time domestic salaried employees of Chiquita Brands International, Inc. (the "Company") and its participating subsidiaries who have completed two months of service and have attained the age of
21. Although it is anticipated that the Plan will continue indefinitely, the Board of Directors of the Company can amend, suspend or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, active participants will become 100% vested in their accounts.

     Effective October 1, 1998, the Plan changed its trustee from Star Bank Trust Financial Services to Putnam Investments (the "Trustee"). Pending investment in each fund's primary investment vehicle (see "Investment Options"), the Trustee may invest monies temporarily in short-term investments.

Participant Accounts
--------------------

Participants may have up to six accounts under the Plan:


           Account                         Description of Account
   -----------------------                 ---------------------------
   Employee accounts:
    Employee Before-Tax                    Reflect all before-tax,
     Contributions                         after-tax and rollover
    Employee After-Tax                     contributions, and the
     Contributions                         income, losses, withdrawals
    Rollover Contributions                 and distributions
                                           attributable to such
                                           contributions.


   Company accounts:
    Matching Contributions                 Reflect participant's share
    Profit Sharing Contributions           of Company contributions,
    Non-elective Contributions             profit-sharing contribu-
                                           tions of certain merged
                                           plans, and an amount
                                           equal to participant's
                                           unspent employee credits
                                           contributed from the
                                           Company's separate welfare
                                           benefits plans, and the
                                           income, losses, withdrawals
                                           and distributions
                                           attributable to such
                                           contributions.

The Employee Before-Tax Contributions Account has two sub-accounts - the "Participant Restricted Contributions Account" and the "Participant Non-restricted Contributions Account." The Company Matching Contributions

Account also has two sub-accounts - the "Company Restricted Contributions Account" and the "Company Non-restricted Contributions Account." Contributions to the restricted accounts are allocated to the Chiquita Common Stock Fund and cannot be directed to other investment funds for a certain period of time (see "Participant Contributions" and "Company Contributions").

Participant Contributions
-------------------------

     Participants may elect to defer as a Before-Tax Contribution any whole percentage of their compensation from 1% to 12%. Prior to 1989, participants could also elect to make After-Tax Contributions. The first 6% of compensation contributed to the Plan ("Eligible Participant Contributions") is eligible for employer matching contributions.

     The Plan limits the maximum amount of Before-Tax Contributions which may be made by a participant in any plan year to 12% of compensation, subject to the non-discrimination standards of the Internal Revenue Code (the "Code"). Participants' taxable compensation is reduced by the amount of Before-Tax Contributions, and such amount is contributed to the Plan on their behalf by the Company. A participant's Before-Tax Contributions in any one year are also limited to a fixed dollar maximum ($10,000 for 1998 and $9,500 for 1997) as specified by the Code in Internal Revenue Service ("IRS") notices.

     Participant contributions, except for Eligible Participant Contributions to the Chiquita Common Stock Fund (see "Investment Options"), are allocated to the Participant Non-restricted Contributions Account. Eligible Participant Contributions to the Chiquita Common Stock Fund are placed in the Participant Restricted Contributions Account. These restricted contributions are transferred to the Participant's Non-restricted Contributions Account on the second anniversary of the first day of the Plan year in which the contributions were made.

     The Plan also accepts rollover contributions ("Rollovers") from other qualified plans or from certain individual retirement accounts. Rollovers are credited to a participant's Rollover Contributions Account, are treated in a manner similar to Before-Tax Contributions for Plan accounting and federal income tax purposes, and are not eligible for matching contributions by the Company.

Company Contributions
---------------------

     The Company makes a Basic Matching Contribution and may make a Discretionary Matching Contribution and a Stock Incentive Matching Contribution, as described below. These contributions are based on Eligible Participant Contributions. The Company's matching contributions, which are subject to the non-discrimination standards of the Code, and Non-elective Contributions are allocated to the Company Restricted Contributions Account and invested in the Chiquita Common Stock Fund.

     Basic Matching Contributions   The Company makes a Basic
     Matching Contribution equal to 50% (or such higher percentage as the Plan Administrative Committee may in its discretion announce) of Eligible Participant Contributions. The Basic Matching Contribution amounted to 50% of Eligible Participant Contributions in 1998 and 1997.

     Discretionary Matching Contributions The Company may, at its discretion, make an additional contribution to the account of each participant who is actively employed by the Company on the last day of the Plan year. The Discretionary Matching Contribution amounted to 85% of Eligible Participant Contributions in 1998 and 1997.

     Stock Incentive Matching Contributions The Company may contribute an additional matching contribution for Eligible Participant Contributions invested in the Chiquita Common Stock Fund. The Stock Incentive Matching Contribution was 40% in 1998 and 1997. The amount of the Stock Incentive Match is reviewed each year. Participants are notified at the beginning of the next Plan year if the amount of the Stock Incentive Match changes.

     All Company contributions during 1998 and 1997 were made with shares of Chiquita Brands International, Inc. common stock and were allocated to the Company Restricted Contributions Account within the Chiquita Common Stock Fund. Amounts allocated to the Company Restricted Contributions Account are transferred to the Company Non-restricted Contributions Account on the second anniversary of the first day of the Plan year in which the contributions were made. At December 31, 1998 and 1997, the accumulated balance in the restricted accounts was $3,937,186 and $6,256,489, respectively.

     Under the Code, a participant's annual Before-Tax
Contributions, After-Tax Contributions, employer matching contributions and Non-elective Contributions for any calendar year cannot exceed the lesser of a fixed dollar amount
($30,000 for 1998 and 1997) or 25% of the participant's compensation for that calendar year.

Investment Options
------------------

     Beginning October 1, 1998, participants in the Plan could invest their contributions in one or more of the following investment funds:

1.   Chiquita Common Stock Fund - invests in Chiquita Brands
     International, Inc. common stock, $.01 par value.

2. Franklin Templeton Small Cap Growth Fund - invests primarily in equity securities of small capitalization growth companies with the objective of long-term capital growth.

3. Putnam Asset Allocation: Balanced Portfolio - invests in equity securities and fixed income securities, seeking growth with some income.

4. Putnam Asset Allocation: Conservative Portfolio - invests in equity securities and fixed income securities, seeking total return consistent with preservation of capital.

5. Putnam Asset Allocation: Growth Portfolio - invests in equity securities and fixed income securities, seeking capital appreciation.

6. Putnam Income Fund - seeks high current income through investments in debt securities, including both government and corporate obligations, preferred stocks and dividend-paying common stocks.

7. Putnam International Growth Fund - seeks to provide capital appreciation by investing primarily in equity securities of companies located outside the United
     States.

8. Putnam New Opportunities Fund - seeks long-term capital appreciation by investing principally in common stocks of companies in sectors of the economy which Putnam
     Investment believes possess above-average long-term growth potential.

9. Putnam S&P 500 Index Fund - a collective investment trust that invests primarily in publicly traded common stocks to achieve a return, before the assessment of any fees, that closely approximates the return of the Standard and Poor's 500 Composite Stock Price Index.

10. Putnam Stable Value Fund - seeks to preserve principal and achieve high current income through a diversified portfolio of high-quality investment contracts.

11. Putnam Voyager Fund - seeks capital appreciation by investing primarily in common stocks of companies that Putnam Investments believes have potential for capital appreciation which is significantly greater than that of the market averages.

12. The Putnam Fund for Growth and Income - seeks capital growth and current income by investing in common stocks that offer potential for capital growth, current income or both.

     Prior to October 1, 1998, Plan participants could invest their contributions in the Chiquita Common Stock Fund or any of the following funds:

1. Morley Stable Value Fund - designed to offer protection of principal while providing a reasonable rate of current income through investment in guaranteed investment contracts.

2. Vanguard Index Trust 500 Portfolio Fund - seeks long-term growth of capital and income through investment in a portfolio of large-capitalization common stocks designed to reflect the investment performance of the Standard and Poor's 500 Composite Stock Price Index.

3. Kaufmann Fund - seeks capital appreciation through investment in common stocks, convertible preferred stocks and bonds.

4. Invesco Select Income Fund - invests in debt securities of which at least 50% are of medium investment grade or higher as rated by established rating services.

5. Fidelity Puritan Fund - invests in a diversified portfolio of debt and equity securities.

    Participants may change the investment allocation of accumulated account balances daily. A participant's future contribution deferral amount and investment allocation may be changed with each pay period. The Plan Administrative Committee (the "Plan Administrator") may change any of the investment funds offered to participants at its discretion.

Vesting
-------

     Participants are fully vested in their Employee Accounts. Company contributions and the related earnings with respect to each Plan year become vested at a rate of 20% for each year of service to the Company. A participant also becomes fully vested immediately at age 65 or as a result of retirement on or after attaining age 65, death or disability.

     The non-vested portions of a terminating participant's
Company Accounts are forfeited and used to reduce future
Company contributions.

Withdrawals, Distributions and Loans
------------------------------------

     A participant's contributions, including all income and loss thereon, may be withdrawn only in limited circumstances, as permitted by the Code.

     Upon termination of service, participants may apply to receive a distribution of the vested portion of their account balance in a lump-sum amount or leave their account balance in the Plan until age 65. Distributions consist of cash or Chiquita Common Stock from the Chiquita Common Stock Fund and cash from all other investment funds. In addition, other forms of distribution are permitted for participants' account balances from merged plans, including qualified joint and survivor annuities and monthly installment payments.

     Participants may, with the approval of the Plan
Administrator, borrow amounts from certain of their accounts subject to conditions and terms as set forth by the Plan
Administrator.

SIGNIFICANT ACCOUNTING POLICIES
-------------------------------

Basis of Accounting
-------------------

     The accompanying financial statements of the Plan have been prepared on the accrual basis.

Use of Estimates
----------------

     The financial statements have been prepared in conformity with generally accepted accounting principles, which require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes.

Valuation of Investments
------------------------

     Chiquita Common Stock is valued at the last sales price reported on the New York Stock Exchange on the day of valuation. Units of participation in common/collective trusts (Putnam Stable Value Fund and Putnam S&P 500 Index Fund) are valued at redemption value. The shares of registered investment companies (the remainder of the Putnam Funds) are valued at quoted market prices which represent the net asset values of shares held by the Plan. Loans to participants are valued at cost, which approximates fair value.

Securities Transactions
-----------------------

     Purchases and sales of investments are recorded on a trade date basis.

Dividend and Interest Income
----------------------------

     Dividend income is recorded on the ex-dividend date and interest income is recorded on an accrual basis.

Transactions with Parties-in-Interest
-------------------------------------

     While it has no obligation to do so, the Company has provided certain administrative services and has paid professional fees for the benefit of the Plan. The Plan invests in shares of common stock of the Company and in certain funds sponsored by the Trustee.

TAXES
-----

     The Plan has received determination letters from the Internal Revenue Service dated November 11, 1996 and March 3, 1998 ruling that the Plan, as amended, has maintained its qualified status under section 401(a) of the Code and, therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company is not aware of any course of action or series of events that has occurred that might adversely affect the Plan's qualified status or the related trust's tax-exempt status.

YEAR 2000 (unaudited)
--------------------

     The Company has addressed the inability of computer and micro-processor systems to distinguish between the year 1900 and the year 2000. The modification or replacement of the Company's internal systems supporting the Plan has been substantially completed. The cost associated with upgrading the internal systems has been incurred by the Company, not the Plan. Plan management has obtained written certification from the Trustee that they will be year 2000 compliant on a timely basis. However, due to the widespread uncertainties inherent in the year 2000 problem, Plan management is unable to determine at this time whether the consequences of year 2000 failures, if any, will have a material impact on the Plan financial statements.

SUMMARY OF NET ASSETS AVAILABLE FOR BENEFITS BY FUND
----------------------------------------------------

DECEMBER 31, 1997

                                   Morley        Vanguard
                   Chiquita         Stable      Index Trust
                    Common          Value      500 Portfolio      Kaufmann
                  Stock Fund        Fund           Fund             Fund
                  ----------      ----------   -------------    ------------
Investments:
 Chiquita common
   stock          $22,267,539
 Shares of
   registered
   investment
   companies                                    $10,002,703     $12,030,897
 Common/Collective
   trusts                         $5,940,284
 Participant loans
   receivable
 Short-term money
   market fund           9,007
Cash                   143,740
Contributions
 receivable:
 Participant            48,915        13,385          43,975         52,511
 Company                53,722
Accrued investment
 income                    774                        56,649
                   ------------   ----------    ------------     ----------
Net assets available
 for benefits at
 December 31, 199   $22,523,697   $5,953,669     $10,103,327    $12,083,408
                   ============  ===========     ===========    ============

                                   Invesco
                    Fidelity        Select       Participant
                    Puritan         Income         Loans            1997
                      Fund           Fund        Receivable         Total
                  ------------- ------------   -------------    -------------
Investments:
 Chiquita common
   stock                                                         $22,267,539
 Shares of
   registered
   investment
   companies        $1,620,791    $1,467,484                      25,121,875
 Common/Collective
   trusts                                                          5,940,284
 Participant loans
   receivable                                       $882,576         882,576
 Short-term money
   market fund                                                         9,007
Cash                                                                 143,740
Contributions
 receivable:
 Participant            10,853         3,452                         173,091
 Company                                                              53,722
Accrued investment
 income                                                               57,423
                  -------------   -----------   -------------  -------------
Net assets available
 for benefits at
 December 31, 1997   $1,631,644    $1,470,936       $882,576     $54,649,257
                  =============  ============   ============   =============
DECEMBER 31, 1998

                   Chiquita         Putnam        Putnam New       Putnam
                    Common         S&P 500      Opportunities   Stable Value
                 Stock Fund         Fund            Fund            Fund
                 ------------    -----------   --------------   ------------
Investments:
 Chiquita common
   stock          $14,544,249
 Shares of
   registered
   investment
   companies                                      $11,985,494
 Common/Collective
   trusts                        $14,044,922                      $6,062,770
 Participant loans
     receivable
Contributions
 receivable:
 Participant            10,987        10,556           10,309          1,089
 Company             1,853,025
                  ------------  ------------     ------------    -----------
Net assets available
 for benefits at
 December 31, 1998 $16,408,261   $14,055,478      $11,995,803     $6,063,859
                   ===========  ============     ============    ===========

                     Putnam                         Putnam
                 Asset Alloc.:     Putnam       International     Putnam
                   Balanced        Income          Growth        Voyager
                   Portfolio       Fund            Fund           Fund
                 -------------  ------------    -------------  -----------
Investments:
 Chiquita common
   stock
 Shares of
   registered
   investment
   companies       $2,358,152     $1,383,052         $314,127     $297,392
 Common/Collective
      trusts
 Participant loans
     receivable
Contributions
 receivable:
 Participant            1,396            403               402          322
 Company
                   ----------     ----------       -----------    ---------
Net assets available
 for benefits at
 December 31, 1998 $2,359,548     $1,383,455          $314,529     $297,714
                   ==========    ===========       ===========    =========

                   Putnam Fund    Franklin        Putnam         Putnam
                   for Growth    Templeton    Asset Alloc.:   Asset Alloc.:
                      and        Small Cap     Conservative     Growth
                     Income     Growth Fund     Portfolio      Portfolio
                  ------------  ------------  -------------  --------------
Investments:
 Chiquita common
 stock
 Shares of
   registered
   investment
   companies          $292,352      $214,582       $153,623        $82,024
 Common/Collective
      trusts
 Participant loans
   receivable
Contributions
 receivable:
 Participant               822           229                            33
 Company
                     ---------    ----------    -----------    -----------
Net assets available
 for benefits at
 December 31, 1998    $293,174      $214,811       $153,623        $82,057
                    ==========    ==========    ===========    ===========

                  Participant
                     Loans            1998
                   Receivable        Total
                  -----------    -----------
Investments:
 Chiquita common
   stock                         $14,544,249
 Shares of
   registered
   investment
   companies                      17,080,798
 Common/Collective
      trusts                      20,107,692
 Participant loans
   receivable        $887,594        887,594
Contributions
 receivable:
 Participant                          36,548
 Company                           1,853,025
                  -----------    -----------
Net assets available
 for benefits at
 December 31, 1998   $887,594   $ 54,509,906
                  ===========   ============

                                       10

SUMMARY OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY FUND
FOR YEARS ENDED DECEMBER 31, 1998 AND 1997
---------------------------------------------------------------

                                     Morley       Vanguard
                      Chiquita       Stable      Index Trust
                       Common         Value     500 Portfolio   Kaufmann
                     Stock Fund       Fund          Fund          Fund
                    ------------   -----------  -------------  ------------
1997
----
Net assets available
 for benefits at
 December 31, 1996   $18,739,799    $5,729,377     $6,479,550   $10,212,790
Investment income:
 Dividends               269,439                      143,329       365,895
 Interest
Net appreciation
 in fair value of
 investments           5,009,864       328,141      2,087,523       937,167
Contributions:
 Participant             897,881       225,166        669,631       935,322
 Company, net          3,023,985
 Rollovers                13,936         7,462         14,368        66,272
Distributions to
 participants         (1,962,880)     (717,871)      (699,146)     (822,183)
Transfer (to) from
 other funds          (3,468,327)      381,394      1,408,072       388,145
                      ----------    ----------     ----------    ----------
Net assets available
 for benefits at
 December 31, 1997    22,523,697     5,953,669     10,103,327    12,083,408


                                      Invesco
                       Fidelity        Select     Participant
                       Puritan        Income         Loans          1997
                        Fund           Fund       Receivable        Total
                      ----------    ----------   ------------   ------------
1997
----
Net assets available
 for benefits at
 December 31, 1996      $544,479      $924,623       $822,328    $43,452,946
Investment income:
 Dividends               107,215       106,575                       992,453
 Interest                                              74,663         74,663
Net appreciation
 in fair value
 of investments           93,097        18,936                     8,474,728
Contributions:
 Participant             127,883        70,438                     2,926,321
 Company, net                                                      3,023,985
 Rollovers                 7,683         8,043                       117,764
Distributions to
 participants            (22,354)     (132,789)       (56,380)    (4,413,603)
Transfer (to) from
 other funds             773,641       475,110         41,965              0
                       ---------    -----------    ----------     ----------
Net assets available
 for benefits at
 December 31, 1997     1,631,644     1,470,936        882,576    $54,649,257
                                                                ============
                                     Morley       Vanguard
                      Chiquita       Stable      Index Trust
                       Common        Value      500 Portfolio    Kaufmann
                     Stock Fund       Fund          Fund           Fund
                     ----------   ------------  -------------  -----------
1998
----
Investment income:
 Dividends             277,866                       226,830
 Interest
Net appreciation
 (depreciation)
  in fair value
 of investments     (9,407,662)        235,120       381,877   (1,499,788)
Contributions:
 Participant           909,077         164,027       602,049      687,591
 Company, net        3,032,278
 Rollovers               4,883                        15,186        8,636
Distributions to
 participants       (1,332,341)       (531,973)     (876,699)    (742,946)
Transfer (to) from
 other funds           400,463      (5,820,843)  (10,452,570) (10,536,901)
                   -----------     -----------    ----------  -----------
Net assets available
 for benefits at
 December 31, 1998 $16,408,261              $0            $0           $0
                   ===========     ===========   ===========   ==========

                                     Invesco
                    Fidelity          Select     Participant
                    Puritan           Income        Loans
                      Fund             Fund       Receivable
                  -----------      -----------   -----------
1998
----
Investment income:
 Dividends            195,396           68,013
 Interest                                             84,482
Net appreciation
 (depreciation)
  in fair value
 of investments      (154,797)          17,845
Contributions:
 Participant          135,577           59,206
 Company, net
 Rollovers             12,672              280
Distributions to
 participants        (135,769)         (39,295)      (23,822)
Transfer (to) from
 other funds       (1,684,723)      (1,576,985)      (55,642)
                  -----------      -----------    -----------
Net assets available
 for benefits at
 December 31, 1998         $0               $0      $887,594
                  ===========      ===========    ==========

                                                                Putnam
                    Putnam       Putnam New       Putnam     Asset Alloc.:
                    S&P 500     Opportunities  Stable Value    Balanced
                     Fund           Fund           Fund        Portfolio
                  ---------     -------------  ------------  -------------
1998
----
Net assets available
 for benefits at
 December 31, 1997       $0               $0             $0           $0
Investment income:
 Dividend             1,829          378,680         91,304       46,705
 Interest
Net appreciation
 (depreciation)
 in fair value
 of investments   2,818,060        3,317,310                     320,802
Contributions:
 Participant        208,016          188,286         48,982       46,226
 Company, net
 Rollovers
Distributions to
 participants       (37,337)         (30,615)       (28,518)        (215)
Transfer (to)
  from other
  funds          11,064,910        8,142,142      5,952,091    1,946,030
                -----------     ------------    -----------   -----------
Net assets
  available for
  benefits at
  December 31,
  1998          $14,055,478      $11,995,803     $6,063,859   $2,359,548
                ===========     ============    ===========  ===========

                                      Putnam                     Putnam Fund
                     Putnam        International       Putnam    for Growth
                     Income           Growth          Voyager        and
                      Fund             Fund             Fund        Income
                   -----------     -------------    -----------  -----------
1998
----
Net assets available
 for benefits at
 December 31, 1997          $0                $0             $0           $0
Investment income:
 Dividends              29,862             6,253         17,233       20,390
 Interest
Net appreciation
 (depreciation)
 in fair value
 of investments        (28,349)            8,774         12,920      (12,860)
Contributions:
 Participant            16,905             2,620          4,569        4,514
 Company, net
 Rollovers
Distributions to
 participants             (101)
Transfer (to) from
 other funds         1,365,138           296,882        262,992     281,130
                   -----------        ----------     ----------   ---------
Net assets available
 for benefits at
 December 31, 1998   1,383,455          $314,529       $297,714    $293,174
                   ===========       ===========     ==========  ==========

                   Franklin          Putnam         Putnam
                   Templeton      Asset Alloc.:  Asset Alloc.:
                   Small Cap      Conservative      Growth          1998
1998              Growth Fund       Portfolio     Portfolio         Total
----              -----------     ------------- -------------   -----------
Net assets available
 for benefits at
 December 31, 1997         $0                $0            $0   $54,649,257
Investment income:
 Dividends              3,233             4,018         2,129     1,369,741
 Interest                                                            84,482
Net appreciation
 (depreciation)
 in fair value
 of investment         12,908             1,863         4,491    (3,971,486)
Contributions:
 Participant            2,577               862         2,524     3,083,608
 Company, net                                                     3,032,278
 Rollovers                                                           41,657
Distributions to
 participants                                                    (3,779,631)
Transfer (to) from
 other funds          196,093           146,880        72,913             0
                    ---------       -----------   -----------   -----------
Net assets available
 for benefits at
 December 31, 1998   $214,811          $153,623       $82,057   $54,509,906
                   ==========       ===========   ===========   ===========

                CHIQUITA SAVINGS AND INVESTMENT PLAN
         SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES**
                         DECEMBER 31, 1998
                 EIN No. 04-1923360, Plan No. 003

                         Number of Shares or
Identity of Issue/      Rate of Interest and                   Current
Description of Asset        Maturity Date         Cost         Value
----------------------  --------------------  -------------  ----------
* Chiquita Brands
   International,
   Inc. common stock,
   $.01 par value      1,520,967 shares       $22,539,788     $14,544,249

* Putnam S&P 500 Index
   Fund                485,479 units           11,304,945      14,044,922

* Putnam New
   Opportunities
   Fund                205,126 shares           8,832,635      11,985,494

* Putnam Stable
   Value Fund          6,062,770 units          6,062,770       6,062,770

* Putnam Asset
   Allocation:
   Balanced
   Portfolio           196,349 shares           2,061,832       2,358,152

* Putnam Income
   Fund                199,863 shares           1,408,892       1,383,052

* Putnam International
   Growth Fund         16,335 shares              305,353         314,127

* Putnam Voyager Fund  13,567 shares              284,582         297,392

* The Putnam Fund for
   Growth and Income   14,268 shares              302,359         292,352

  Franklin Templeton
   Small Cap
   Growth Fund         9,507 shares               201,100         214,582

* Putnam Asset
   Allocation:
   Conservative
   Portfolio           14,800 shares              151,757         153,623

* Putnam Asset
   Allocation:
   Growth Portfolio    6,018 shares                77,533          82,024

  Participant loans    Interest rates range
  receivable           from 7.0% to 10.0%;
                       maturities range from
                       1 to 10 years                   --         887,594
                                              -----------     -----------

                                              $53,533,546     $52,620,333
                                              ===========     ===========

        *   Denotes party-in-interest
        ** This schedule includes those assets required to be reported under Department of Labor regulations and Form 5500 Item 27(a).

                CHIQUITA SAVINGS AND INVESTMENT PLAN
                SCHEDULE OF REPORTABLE TRANSACTIONS
                FOR THE YEAR ENDED DECEMBER 31, 1998
                  EIN No. 04-1923360, Plan No. 003     (Continued on Page 14)

                                                       Current
                                                       Value of
                              Proceeds                 Asset on
Description of    Purchase    from         Cost of    Transaction     Net
Investments         Price     Sales        Assets        Date      Gain (Loss)
--------------    ---------  ----------  ----------  ------------  ----------
Category 1 (individual
transactions):
----------------------

  Morley Stable              $5,814,238  $5,388,525    $5,814,238    $425,713
    Value Fund

  Vanguard Index Trust       11,250,626   7,972,659    11,250,626   3,277,967
    500 Portfolio
    Fund

  Kaufmann Fund               8,880,198   8,869,794     8,880,198      10,404

  Putnam New      $8,880,212                            8,880,212
    Opportunities
    Fund

  Putnam Stable    4,360,679                            4,360,679
    Value Fund

  Putnam S&P      11,250,631                            11,250,631
    500 Index
    Fund

  Star Treasury    8,880,198                             8,880,198
    Fund          11,250,626                            11,250,626
                   5,817,203                             5,817,203
                               8,880,198    8,880,198    8,880,198        --
                              11,250,657   11,250,657   11,250,657        --
                               5,814,238    5,814,238    5,814,238        --

Category 3 (series of
securities transactions):
-------------------------

  Morley Stable      616,131                               616,131
    Value Fund                 6,769,518    6,288,052    6,769,518   481,466

  Vanguard Index   3,027,547                             3,027,547
    Trust 500                 13,543,675    9,399,129   13,543,675 4,144,546
    Portfolio Fund

  Kaufmann Fund    1,268,775                             1,268,775
                              11,800,531   11,401,941   11,800,531  398,590

  Star Treasury   47,938,471                            47,938,471
    Fund                      47,938,471   47,938,471   47,938,471       --

  Chiquita Common  2,733,993                             2,733,993
    Stock Fund                 1,715,084    2,078,572    1,715,084 (363,488)

  Fidelity         1,101,380                             1,101,380
    Puritan Fund               2,714,904    2,639,763    2,714,904   75,141

  Putnam New       9,496,914                             9,496,914
    Opportunities                828,720      664,279      828,720  164,441
    Fund

                CHIQUITA SAVINGS AND INVESTMENT PLAN
                SCHEDULE OF REPORTABLE TRANSACTIONS
                FOR THE YEAR ENDED DECEMBER 31, 1998
                 EIN No. 04-1923360, Plan No. 003

                                                       Current
                                                       Value of
                               Proceeds                Asset on
Description of    Purchase      from       Cost of   Transaction        Net
Investments         Price       Sales      Assets       Date       Gain (Loss)
--------------   ---------    ---------   ---------  -----------   -----------
Category 3
(series of securities
transactions):
---------------------

 Putnam Stable   $6,257,161                           $6,257,161
   Value Fund                  $194,391    $194,391      194,391         --

 Putnam S&P 500  11,755,298                           11,755,298
   Index Fund                   528,441     450,353      528,441    $78,088

There were no category 2 or 4 transactions.

This schedule reports those assets purchased and/or sold during the current year that are in excess of 5% of the fair value of Plan assets as of January 1, 1998 as required by Department of Labor regulations and Form 5500 Item 27(d).

                          SIGNATURE
                          ---------





     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                                CHIQUITA SAVINGS AND INVESTMENT PLAN




Date:  June 28, 1999        By:  /s/ John Powers
                                 -----------------------------
                                John Powers, Secretary of the
                                Plan Administrative Committee